SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 19 April 2005

Please find enclosed a press release regarding the successful issue of convertible bonds by Air France.

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2004. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

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Not for distribution in Canada or Japan

19 April 2005

The Bonds (and the Shares into which they may be converted or exchanged) may not be offered or sold in the United States or to, or for the account or benefit of US persons (as such term is defined in Regulation S under the US Securities Act of 1933, as amended) unless they are registered or exempt from registration under the US Securities Act of 1933, as amended. Neither Air France-KLM nor Air France intends to register any portion of the planned offer in the United States, or to conduct an offering of securities in the United States.

Air France announces an increase in the amount of its issuance of

OCEANE convertible and/or exchangeable into Air France-KLM

shares due April 1, 2020, to € 450 million

Paris, April 19, 2005 – The Air France’s OCEANEs into Air France-KLM shares launched on April 14, 2005 for an amount of €402.5 million, was increased today to its maximum of €450 million after the exercise in full of the over-allotment option granted to the Joint Lead Managers and Bookrunners.

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This press release does not constitute a sales offer and the offer of OCEANEs does not constitute a public offering (appel public à l’épargne) in any jurisdiction other than France, in accordance with the conditions set out below:

–	in France, the offer of Bonds has been made initially only to qualified investors (investisseurs qualifiés) as defined in Article L. 411-2 of the French Code monétaire et financier and Decree No. 98-880 of October 1, 1998;

–	following the placement with qualified investors and after setting the final terms of the issuance, the French Autorité des marchés financiers (the “AMF”) granted its visa n° 05-259 dated 14 April 2005 on the prospectus permitting offers to the public in France for a period of three trading days.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: April 19, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations